United States securities and exchange commission logo





                 June 24, 2020

       Jin Kang
       Chief Executive Officer
       WidePoint Corporation
       11250 Waples Mill Road, South Tower 210
       Fairfax, VA 22030

                                                        Re: WidePoint
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 19, 2020
                                                            File No. 333-239303

       Dear Mr. Kang:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              John J. Wolfel, Esq.